UNITEDSTATES
SECURITIES ANDEXCHANGECOMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PARTIII

| SEC FILE NUMBER |
|---|
| 8- 53434 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/18 AND ENDING 03/31/19
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Selalu Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Nutmeg Ridge
(No. and Street)

Ridgefield CT 06877
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carol Ann Kinzer 678-525-0992
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jerome Davies, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

3605 Sandy Plains Rd., Suite 240-480 Marietta GA 30066
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, <u>Donna Anderson Schole</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Selalu Partners, LLC</u>, as of <u>March 31</u>, 20 <u>19</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Member

Title

DAVID J. BEATO
Notary Public- State of Florida
Commission# GG 300736
My Comm. Expires Feb 11, 2023



Notary Public

This report** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# SELALU PARTNERS, LLC

FINANCIAL STATEMENTS FOR THE YEAR ENDED
MARCH 31, 2019
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PURSUANT TO SEC RULE 17a-5



Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Member of
Selalu Partners, LLC

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Selalu Partners, LLC (the Company) as of March 31, 2019, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Selalu Partners, LLC as of March 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Auditor's Report on Supplemental Information

The supplemental information contained in schedules I through IV has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in schedules I through IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2018.

PA, P.C.

Marietta, Georgia
May 20, 2019

# SELALU PARTNERS, LLC

## STATEMENT OF FINANCIAL CONDITION
## MARCH 31, 2019

**ASSETS**

| | | |
|---|---|---|
| Cash | $ | 19,565 |
| Accounts receivable | | 11,641 |
| Prepaid expenses | | 3,909 |
| Total assets | $ | 35,115 |

**LIABILITIES AND MEMBER'S EQUITY**

| | | |
|---|---|---|
| Accounts payable | $ | 429 |
| **MEMBER'S EQUITY** | | 34,686 |
| Total Liabilities and member's equity | $ | 35,115 |

The accompanying notes are an integral part of these financial statements.

**SELALU PARTNERS, LLC**

**NOTES TO FINANCIAL STATEMENTS**

**MARCH 31, 2019**

## NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

### Organization and Nature of Business

The Company was organized on July 28, 2000 as a Delaware limited liability company to conduct business as a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a limited purpose broker-dealer whose primary activity is the marketing of hedge fund programs. As a limited liability company, the Member's liability is limited to its investment.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Revenue

On April 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC606") using the modified retrospective method of adoption. ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer. The adoption of ASC 606 did not result in any changes to beginning retained earnings for the year ended March 31, 2019 or net income for the preceding year.

The Company recognizes revenue when performance obligations are met pursuant to an agreement with clients. Commissions revenue is generally a percentage of the client's fees on accounts that are referred by the Company to the client.

**Accounts Receivable**
Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client.  The carry amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amount that will not be collected.  Management individually reviews all delinquent accounts receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected.  No valuation allowance was necessary as of March 31, 2019.

**NOTE 2 - NET CAPITAL**

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1.  The Company's net capital, as computed under Rule 15c3-1, was $19,136 at March 31, 2019, which exceeded required net capital of $5,000 by $14,136.  The ratio of aggregate indebtedness to net capital at March 31, 2019 was .02 to 1.

**NOTE 3 - INCOME TAXES**

The Company has chosen to be treated as a partnership for federal and state income tax purposes.  A partnership is not a taxpaying entity for federal or state income tax purposes.  Accordingly, no income tax expense has been recorded in the statements.  All income or losses will be reported on the individual Member's income tax returns.

The Company has evaluated all tax positions, including its status as a pass-through entity, and has concluded that the Company has no uncertain tax positions that need to be evaluated under the Income Taxes Topic of FASB Accounting Standards Codification No. 740 ("FASB ASC740").  The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Company's management believes it is no longer subject to income tax examinations for years prior to 2016.

**SELALU PARTNERS, LLC**

**NOTES TO FINANCIAL STATEMENTS (Continued)**

**NOTE 4 -   CONCENTRATION OF BUSINESS RISK**

During the year ended March 31, 2019 two customers accounted for 91% of revenue.

**NOTE 5 - SUBSEQUENT EVENTS**

Events of the Company subsequent to March 31, 2019 have been evaluated through the date the financial statements were issued, for the purpose of identifying events requiring recording or disclosure in the financial statements for the year ended March 31, 2019.